December 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CSI Compressco LP
Registration Statement of Form S-3
Filed November 4, 2016
File No. 333-214456

Ladies and Gentlemen:

Set forth below are the responses of CSI Compressco LP (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2016, with respect to Registration Statement on Form S-3, File No. 333-214456, filed with the Commission on November 4, 2016 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-3 unless otherwise specified.

Fee Table

1.	It is unclear how many of the 12,962,000 common units you list in the fee table represent the common units issuable with respect to the PIK Units. Please revise to quantify that amount here and in the related disclosures at pages 53 and 54 in the “Selling Unitholders” section. Notwithstanding your reference in footnote (1) to the number being “adjusted to include any additional common units that may become issuable as a result of any unit distribution, split, combination or similar transaction,” Securities Act Rule 416 would not cover these future issuances pursuant to operation of the PIK provisions. For further reference, please see the discussion which appears in CDI 116.18 (Securities Act Forms), including the following:

“[T]he company must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, the company must file a new registration statement to register the additional shares....”

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that an estimated 1,637,500 common units that are issuable with respect to the PIK Units are included in the 12,962,000 common units listed in the fee table based on the good-faith estimate of the Company. Please see new footnote (2) to the fee table and pages 53 and 54. We further acknowledge that we may not rely on Rule 416 to cover any issuances of

CSI Compressco LP    P.O. Box 60760, Midland, TX 79711

432-563-1170    www.csicompressco.com

Securities and Exchange Commission

December 28, 2016

common units pursuant to the operation of the PIK provisions that exceed the estimated number of registered common units and that in the event the number of registered common units is less than the actual number of common units issued, we must file a new registration statement to register the additional common units.

Information We Incorporate By Reference, page 1

2.	Please revise to incorporate by reference each of your Forms 8-K, including any amendments, filed since the end of your latest fiscal year as well as your Form 10-Q for the period ended September 30, 2016. In this regard, we note that you filed more than one Form 8-K on November 4, 2016. Refer to Item 12(a)(2) of Form S-3.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement to incorporate by reference our Form 10-Q for the quarter ended September 30, 2016 and all Forms 8-K filed since the end of our latest fiscal year, including each of the Form 8-K and the Form 8-K/A filed on November 4, 2016. Please see page 2.

Who We Are, page 4

Organizational History, Limited Partnership Structure and Management, page 4

3.	We note that holders of Series A Preferred Units are entitled to receive quarterly distributions in kind in additional Series A Preferred Units. The amended partnership agreement which was filed as exhibit 3.1 to the Form 8-K filed on August 8, 2016, indicates that the distributions “shall be paid in Series A PIK Units.” Please advise whether holders of the Series A Preferred Units have the option to receive the distributions in another form or pursuant to a different schedule.

RESPONSE: We confirm that holders of the Series A Preferred Units do not have the option to receive quarterly distributions in any form other than in kind distributions in additional Series A Preferred Units or pursuant to a different schedule. We have revised the Registration Statement to clarify that the holders do not have any such option. Please see page 4.

Description of the Common Units, page 8

4.	In addition to your description of the common units, please also provide an enhanced description of the Series A Preferred Units in a manner that would be consistent with Item 202(d) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that resales of the Series A Preferred Units are not being registered pursuant to the Registration Statement, and therefore, the Partnership does not believe an enhanced description of the Series A Preferred Units consistent with Item 202(d) of Regulation S-K is required. We respectfully refer the Staff to our description of certain material terms of the Series A Preferred Units on page 4 of the Registration Statement and to our description of the voting rights of the Series A Preferred Unitholders beginning on page 17 of the Registration Statement.

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Securities and Exchange Commission

December 28, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

CSI Compressco LP
By: CSI Compressco GP, Inc.,
its general partner

By:	/s/ Timothy A. Knox
Name:	Timothy A. Knox
Title:	President

Enclosures

cc:

Bass C. Wallace, Jr., CSI Compressco GP, Inc.

David P. Oelman, Vinson & Elkins L.L.P.